

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Properties, Inc.**
> **Form S-11**
> **Filed February 11, 2011**
> **File No. 333-172205**

Dear Mr. Schorsch:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note that your executive officers have agreed to purchase shares in you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 2 and 4, without limitation, the following examples:

•   "To date, our track record has been excellent and, to our knowledge, there have been no defaults or delinquencies on any of these net lease transactions. To our knowledge, we will be one of the few institutional real estate companies, if not the only institutional real estate company, focused on investing in single tenant, freestanding commercial real estate that is net leased on a medium-term basis, primarily to investment grade credit rated and other credit worthy tenants."

•   The Home Depot property is "located in a strong market."

•   "While investments in credit tenant net lease properties are subject to the same credit risk as unsecured bond obligations, (the failure of the underlying tenant or bond issuer), we believe the yields on credit tenant net lease properties generally exceed the yields on comparably rated bonds."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Prospectus Cover Page

3.   Please clarify that you will terminate the offering in 60 days from the effective date of the offering, even if you do not sell the maximum offering amount.

4.   Please revise to identify your dealer manager.

5.   Please explain the difference between a "reasonable best efforts" offering and a "best efforts" offering.

Registration Statement Cover Page

6.   Please revise your cover page to indicate that you are relying upon Rule 415.

Table of Contents, page (i)

7.   We note the statement that the accuracy and completeness of information obtained from other sources is not guaranteed. This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Prospectus Summary, page 1

8.   Please revise your disclosure, as appropriate, to clarify the interests in the properties that will be retained by ARC and its affiliates and the interest that will be transferred to you. To the extent that your interest in any of the contribution properties will be less than 100%, please describe. Additionally, please disclose the amounts that will be received, on an individual basis, by ARC and each of its affiliates as a result of these transactions. Further, please disclose the amount of debt, on an individual basis, that is recourse to ARC and each of its affiliates that you will repay with proceeds of this offering or with the proposed mortgage loan.

9.   Please revise your disclosure, as appropriate, to clarify that your investments are not currently diversified by tenant or industry because you only have two tenants in two industries.

Our Company, page 1

10.   We note your definition of credit tenants on page 2. Please explain why a tenant that is not investment grade or rated should be considered a credit tenant or revise.

11.   We note your disclosure that your continuing properties are 100% leased. However, we also note that two of your properties are vacant. Please revise your disclosure that the properties are 100% leased to account for the two vacant properties.

12.   We note your disclosure that the weighted average remaining lease term is 9.9 years. However, it appears that this is only because of the Home Depot property. Please provide disclosure regarding the weighted average remaining lease term separately for each of your tenants.

Our Manager and ARC, page 3

13.   Please explain why you believe your structure provides a benefit to your stockholders and explain why you believe you would not be able to attract equally qualified personnel to those currently employed by your manager.

Market Opportunity, page 4

14.   We note that you have included a significant amount of information, both here and
         starting on page 83, regarding the types of tenants that could potentially occupy single
         tenant buildings and the number of properties within each segment. While you may
         target tenants in any of these market segments, the information provided makes it appear
         as though there will be a significant number of properties that you may invest in. We
         note that when you acquire money to invest in additional properties, you are seeking
         tenants with very specific lease terms. It therefore appears that properties available in the
         market segments will be substantially more limited than your current disclosure indicates.
         Further, it is not clear that these types of tenants will seek to enter into leases within the
         time period limits you have specified. Please also see your reference to a $1.2 trillion
         market in the MD&A. Please revise your disclosure as appropriate to focus more on the
         properties and tenants that meet your investment objectives. Please note that we may
         have further comments.

Business and Growth Strategies, page 7

15.   Please clarify whether the parent companies of Citizens Bank or Home Depot would have
         any obligations in the event your tenant is unable to pay rent when due.

Maximize Cash Flow Through Internal Growth, page 8

16.   We note your disclosure that you have "embedded rental rate growth" in your leases. It
         appears that this is not a fixed amount but is instead contingent upon the prosperity of the
         tenant and therefore is not guaranteed. Please clarify this or advise. To the extent you
         have rent escalation clauses in your leases that are not based on performance, please
         disclose this. Please disclose the percentage of leases with rent escalation clauses, based
         on the type of clause, and a representative range of the escalation.

Our Portfolio, page 9

17.   Please revise the disclosure in this section to account for the two vacant properties in the
         chart.

18.   We note your disclosure regarding average annual rent. Please advise us how tenant
         concessions impact this calculation. Note that we believe the term "net effective rent" as
         used in Form S-11 refers to the rent rate as adjusted for tenant concessions. We may
         have further comment.

Summary Risk Factor, page 10

19.   Please add a risk factor to address the conflicts associated with the fact that your management has multiple other filings either in the registration process or that recently were taken effective, to which they will have to devote substantial time.

Formation Transactions, page 12

20.   We note that the investment value of your portfolio was determined by Butler Burgher Group. Please file their consent as an exhibit to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

21.   We note that you anticipate repaying the mortgage indebtedness using a new $55 million mortgage loan. Please disclose the impact on your proposed transaction if you are not able to secure the loan.

Our Structure, page 14

22.   Please revise the chart to disclose the Class B shares that will be held by management and disclose that management will be able to control the company because it will elect two-thirds of the directors even though public stockholders will hold the majority of the Class A shares. Additionally, please clarify the amount of Class A shares that may ultimately be controlled by ARC and its affiliates.

Management Agreement, page 16

23.   Please clarify whether the management agreement can be terminated prior the expiration of the initial ten-year term.

24.   Please revise your disclosure regarding the incentive fee to be paid to your manager to clearly explain how the fee it will be calculated. Your current disclosure is difficult to comprehend.

The Offering, page 23

25.   Please explain what you mean by your statement: "Shares of our Class A and Class B Common Stock will be treated on a proportionate and *pari passu* basis for all other purposes, including distribution rights." Additionally, we note your disclosure that the Class B shares will, in addition to having the right to elect two-thirds of the board, have certain other rights not available to Class A shareholders, including, but not limited to, the right to request appraisals and the right to dissent from extraordinary transactions. Please clarify this and add a risk factor as appropriate to address the risks to the Class A shareholders that result from the Class B shareholders' greater rights.

Risk Factors, page 27

26.   Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

There are various conflicts of interest …, page 40

27.   Please disclose the personal investment limit and explain who would be considered to be a covered person.

Use of Proceeds, page 58

28.   In footnote 1, please quantify the amount of start-up costs that were paid by your sponsor and the purpose of these costs.

Capitalization, page 59

29.   Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

Dilution, page 60

30.   It appears you have calculated your dilution information based on your net book value; please revise your filing to calculate your dilution information using net tangible book value. Also, within footnotes (2), (5), and (6) to your revised dilution table, please disclose the amounts and line items you have used to calculate net tangible book value.

31.   Please revise footnotes (2), (5) and (6) to disclose the number of shares used in your denominator.

Distribution Policy, page 62

32.   It appears that you are projecting an initial dividend amount. Please revise your filing to include a distribution table or an alternative basis for your projected dividend.

33.   Please clarify whether you may use proceeds of the offering to pay distributions and whether you may pay distributions using shares of your common stock.

Selected Financial Data, page 63

34.   We note your non-GAAP pro forma balance sheet on page 66. Please tell us how you
        determined it was appropriate to present a full non-GAAP balance sheet as it appears to
        attach undue prominence to the non-GAAP information.

35.   To the extent you believe it is appropriate to retain this non-GAAP pro forma balance
        sheet, please tell us how you determined that it was not necessary to fair value the debt
        assumed, how you determined it was necessary to continue to record deferred financing
        costs for the debt assumed, and how you determined it was appropriate to continue to
        record the carryover deferred rent for the leases assumed.

Management's Discussion and Analysis … page 67

Overview, page 67

36.   We note that your portfolio leverage is currently 56% and that you intend to rely on
        leverage to invest in a greater number of assets and enhance returns. Please add a risk
        factor to address the risks associated with being highly leveraged and the impact this will
        have on your ability to make distributions in the future.

37.   Please tell us if management views net operating income as a key performance indicator.

Business Environment, page 68

38.   Please clarify whether your two current tenants are experiencing financial difficulties
        related to current economic conditions. Additionally, please disclose how management
        will address the problem if your tenants are unable to satisfy their obligations if
        applicable.

Results of Operations, page 73

39.   Please provide us a detailed description of how you determine the "same store property"
        pool. Please specifically address whether there are conditions beyond ownership during
        both periods that may cause a property to be excluded from the pool, such as major
        renovations or property repositioning efforts.

40.   In discussing period to period changes in property revenues, please provide analysis on
        the relative contribution of changes in occupancy, base rent and percentage rent to overall
        changes in revenues.

Funds From Operations and Modified Funds From Operations, page 76

41.   Please tell us why you believe MFFO is an appropriate measure of your historical operating performance given that a key aspect of your business strategy is to acquire additional properties.

42.   Please tell us how you have complied with Item 10(e)(1)(ii)(B) of Regulation S-K, or tell us how you determined it was appropriate to excluded charges classified as infrequent to arrive at MFFO.

Liquidity and Capital Resources, page 77

43.   We note you anticipate obtaining a new $55 million fixed rate mortgage loan. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements, and any other material terms.

44.   Please provide a more detailed analysis of your anticipated uses of cash in the next year, including debt principal, interest payments, dividend commitments, anticipated capital expenditures and other material cash uses. Please describe the sources of cash you anticipate using for these purposes. If you intend to use offering proceeds as a source of cash to meet these near term liquidity needs, please address the fact that you may only raise the minimum amount in the offering. Please also clarify how you will meet your financial requirements in the next year if you are not able to obtain the $55 million fixed rate mortgage loan.

Business and Properties, page 82

Overview, page 82

45.   We note that your statement that there have been no defaults or delinquencies on any net lease transaction to date is qualified to your knowledge. Please tell us why you have qualified this statement and why this information may not be readily available to you.

46.   We note your disclosure that you are "presently reviewing several acquisition opportunities." Please clarify the likelihood of you acquiring some or all of these properties.

Market Opportunity, page 83

47.   Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Business and Growth Strategies, page 89

Investing in High Quality Cash Flows, page 89

48.   Please explain how you determined that the tenants are of "high credit quality."

Acquiring "Critical Use" Properties Net Leased to Clients, page 89

49.   Please explain the phrase "critical use."

Our Competitive Strengths, page 91

50.   Please specify which filings have been taken effective and which are still in the
        registration process.

Our Portfolio, page 92

Leases by Tenant, page 94

51.   Please tell us how you determined it was appropriate to only include selected financial
        information for RBS Citizens, N.A., instead of providing audited financial statements.

52.   We note your disclosure that RBS Citizens, N.A. is a subsidiary of The Royal Bank of
        Scotland Group plc, please tell us and disclose in your filing if The Royal Bank of
        Scotland Group plc provides any guarantees related to your leases with their subsidiary.

53.   Please clarify which leases are triple net leases and which are double net leases.

54.   Please disclose the capitalization rates applicable to your properties. Also include a clear
        description of how you calculate capitalization rates, including how you calculate net
        operating income for these purposes.

55.   Please provide disclosure regarding the two TRS properties, including where the
        properties are located, the leasable square footage, how long they have been vacant and
        the form of ownership. Please also describe any material expenditures required to
        maintain those vacant properties.

Investment Valuation of Portfolio, page 99

56.   We note that the valuation was created assuming a 6.25% annual return to investors.
        However, we also note that you intend to provide an annual distribution rate of 7%.
        Please advise how your portfolio will be able to cover the proposed annual distribution
        rate of 7% in light of the fact that the valuation assumed only a 6.25% annual return.

Underwriting and Due Diligence Process, page 103

57.   Please explain what you mean by "implied investment grade credit rating."

Conflict of Interest and Related Policies, page 126

58.   Please provide disclosure regarding the potential conflicts of interest and the related policies in this section. Additionally, please ensure that you disclose all of the potential conflicts. For example only, we note that you or your affiliates currently have multiple other filings that are either still in the registration process or were recently taken effective.   Please revise your disclosure to address all of the conflicts associated with managing and raising funds for all of these affiliated companies at the same time. Please disclose conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities. Please discuss conflicts that may be present for you manager. Please add risk factors to address these risks as appropriate.

Certain Relationships and Related Party Transaction, page 127

59.   Please ensure that all of the disclosure required by Item 404 of Regulation S-K is presented in this section rather than referencing other sections of the prospectus.

Structure and Formation of Our Company, page 135

Overview, page 135

60.   Please revise your bulleted list of significant elements of the formation transaction to include that you will assume the $13,850,000 mortgage note payable secured by the property leased to Home Depot.

Formation of Our Company and Our Operating Partnership, page 135

61.   Please explain the purpose in transferring two of the properties to a taxable REIT subsidiary.

The Financing Transactions, page 137

62.   Please explain the phrase "bad boy guarantees."

63.   Please explain when you would deem it appropriate and when you would not deem it appropriate to request that the lenders release your principals from their obligations under these guarantees.

64.   Please clarify which indebtedness these guarantees relate to and file the agreements related to these guarantees in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file these agreements. Please also revise your disclosure to provide a brief description of the guarantees.

Description of Stock, page 140

65.   Please provide separate sections to disclose the attributes of the Class A shares and Class B shares. Please ensure that you address all of the differences in the treatment of these shares.

Description of the Partnership Agreement … page 153

Redemption Rights of Qualifying Parties, page 158

66.   We note that you have excluded yourself from the 12 month holding period related to the OP units. Please tell us if the common shares that you may issue upon redemption of your units will be issued in a transaction exempt from registration under the Securities Act.

Plan of Distribution, page 183

Selling Commissions and Dealer Manager Fees, page 183

67.   We note your disclosure that shares will initially be offered at $12.50 per share. Please advise what will cause the offering price of the shares to change or revise.

Directed Share Program, page 184

68.   We note that 50% of the shares are reserved for sale to your affiliates. Please advise whether these shares will count toward the minimum offering amount. Additionally, please add disclosure in an appropriate section and add a risk factor to disclose the impact of affiliates purchasing 50% of your shares. For example, please clarify that, if the affiliates purchase 50% of your shares, your directors will be selected entirely by your affiliates. Finally, please clarify whether shares purchased in the directed share program will be subject to a lock-up agreement.

Financial Statements

General

69.   To the extent interim financial statements for ARC Income Properties, LLC and ARC
        Income Properties III, LLC are provided in future amendments, please confirm for us that
        you will provide statements of operations and statements of cash flows for the
        corresponding interim period of the preceding fiscal year. Please refer to Rule 3-02(b) of
        Regulation S-X.

70.   It appears the Pro Forma financial information, the financial statements for ARC Income
        Properties, LLC and the financial statements for ARC Income Properties III, LLC require
        updating. Please revise your filing to include updated financial statements.

71.   We note your disclosure on page 63 that presentation of the results of American Realty
        Capital Properties, Inc. would not be meaningful. Please tell us if you have incurred any
        offering costs to date. Further, based on your disclosure at footnote (1) on page 58, it
        appears you will repay start-up costs previously paid by your sponsor; please tell us when
        you are obligated to reimburse these costs. Within your response, please address the need
        for the REIT to accrue or disclose your obligation for any fees and expenses within
        financial statements and the related footnotes.

72.   We note that you currently have properties in your acquisition pipeline, as you have
        disclosed on page 137. Please provide to us management's analysis of the probability of
        these acquisitions including management's historical rate of closing such acquisitions. If
        management determined that these acquisitions are probable, please tell us why Rule 3-
        14 financial statements have not been provided. If management determined that these
        acquisitions are not probable, please revise your disclosure to specifically state this
        assessment.

ARC Income Properties, LLC and Subsidiaries

Consolidated Statements of Cash Flows, page F-6

73.   For the nine months ended September 30, 2010, you have included the same amount for
        the 'equity contribution' cash item as you have for the 'contributions to equity' non-cash
        item. We further note that you have only recorded $1,148,369 on your Consolidated
        Statement of Changes in Member's Deficiency. It appears you have inadvertently
        included this equity contribution on two line items within your cash flow statement.
        Please revise or advise.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-8

74.   We note management's use of third parties in your estimation process of allocating the purchase price of acquired assets. As these third parties appear to be experts, please name the third parties and provide the appropriate consents.

75.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

Note 3 – Real Estate Acquisitions, page F-12

76.   We note your line item for 'Equity contribution' on your table on page F-12. Please revise your filing to disclose the nature of this item.

ARC Income Properties III, LLC and Subsidiary

Notes to Consolidated Financial Statements

Note 9 – Subsequent Events (unaudited), page F-27

77.   We note your disclosure regarding the adjustment to the final purchase price. Please tell us if the change to the purchase price was based on new information obtained about facts and circumstances that existed as of the acquisition date, and tell us management's basis for that determination. Reference is made to ASC 805-10-25.

Pro Form Financial Information

General

78.   Please revise your filing to expand your introductory paragraph to provide more detail of the transaction. Please refer to Rule 11-02(b)(2).

79.   Please tell us and revise your filing to disclose the entity you have selected as the accounting acquirer. Within your response, please tell us how management selected the accounting acquirer. Please refer to paragraphs 11-15 of ASC 805-10-55.

80.   For each of the properties to be acquired, please disclose the fair value of the property, the number of OP units to be issued, and the amount of debt to be assumed.

81.   It is unclear from your filing if you will account for the combination of the properties as a reorganization of entities under common control, a non-substantive merger, or using another method; please tell us and clarify in your filing which method is applicable to you. Further, please tell us how management made that determination. Within your response, please provide information supporting your determination, including organization charts. Additionally, on page 24, you state that the ARC Predecessor Companies are under the common control of Nicholas S. Schorsch and William M. Kahane; please tell us how you determined that these individuals meet the definition of a control group. We also note that on page 25, you disclose that these entities are presented based on the carryover basis of accounting as these entities are under common management by the principals of ARC. Please tell us how you determined that common management results in carryover basis of accounting.

Notes to Pro Forma Consolidated Balance Sheets, page F-29

82.   We note your adjustment (5). Please revise your filing to provide a reconciliation of from the gross offering proceeds of $67,500,000 and $110,000,000 to the amounts in this adjustment. Further, please tell us why these amounts differ from the amounts for general working capital purposes you have disclosed in your Use of Proceeds table on page 58.

83.   We note your adjustment (6) for the Consolidated Balance Sheet and your adjustment (11) for the Consolidated Statements of Operations. Specifically, we note your estimated costs of $1,000,000 for the new mortgage financing. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined that it was appropriate to include an adjustment for these deferred financing costs. Within your response, please ensure that you address how this item is factually supportable.

84.   We note your adjustment (12). Please revise your filing to provide a reconciliation from the gross offering proceeds of $67,500,000 and $110,000,000 to the amounts in this adjustment.

Notes to Pro Forma Consolidated Statements of Operations, page F-32

85.   We note your adjustment for interest income on your Pro Forma Consolidated Statements of Operations. Please revise your filing to include a description of this adjustment. Please note that it is not appropriate to include an adjustment for interest income from the use of proceeds for the offering; rather, this information should be disclosed in a footnote.

86.   We note your adjustment (9) Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined that it was appropriate to include an adjustment for each of these items. Within your response, please ensure that you address how each item is directly attributable to the transaction, factually supportable and has a continuing effect.

87.   We note your adjustment (11). For the anticipated new $55,000,000 note, please specifically disclose the effects of a 1/8% change in the assumed interest rate. Also, in light of the fact that you are only in preliminary conversations with lenders, please tell us and revise your filing to disclose how you determined the interest rate is 5.67% is the appropriate rate to use.

Part II

Item 33, page II-1

88.   Please revise to provide all of the disclosure required by Item 701(d) of Regulation S-K.

89.   We note that you relied upon Rule 506 for two of the transactions. It does not appear that you have filed a Form D regarding these transactions. Please advise.

Item 37. Undertakings

90.   Please provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibits

91.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

92.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

93.   We note that you intend to file an unexecuted version of your articles of amendment and restatement as Exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

94.   Please file the Tax Protection Agreement in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file this agreement.

95.   It appears that you will be financially dependent on two tenants. Please file your agreements with these entities in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.

96.   We note that you intend to enter into indemnification agreements with your directors and officers. Please file the agreements in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.

Signatures

97.   Please revise to provide the signature of your controller or principal accounting officer as required by Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)